UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Corgi International Ltd.

(Name of Issuer)

Common Stock $.0646 Par Value

(Title of Class of Securities)

21872Q202

(CUSIP Number)

December 20, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21872Q202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,206,372

	6.	Shared Voting Power 59,930

	7.	Sole Dispositive Power 1,280,299

	8.	Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,299

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 21872Q202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,206,372

	6.	Shared Voting Power 59,930

	7.	Sole Dispositive Power 1,280,299

	8.	Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,280,299

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 21872Q202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matterhorn Offshore Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 590,352

	6.	Shared Voting Power none

	7.	Sole Dispositive Power 590,352

	8.	Shared Dispositive Power none

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 590,352

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Corgi International Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 1203 East Wing New World Office Bldg. 24 Salisbury Rd. Tsim Sha Tsui, CHINA
Item 2.
	(a)	Name of Person Filing David M. Knott; Dorset Management Corporation; Matterhorn Offshore Fund Limited
(b)

Address of Principal Business Office or, if none, Residence
For David M. Knott and Dorset Management Corporation
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

For Matterhorn Offshore Fund Limited
InterCaribbean Services Limited c/o CITCO Fund Services (Curacao)
N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles
Attention: Sharin Lasten

	(c)	Citizenship David M. Knott - United States of America; Dorset Management Corporation – New York; Matterhorn Offshore Fund Limited – British Virgin Islands
	(d)	Title of Class of Securities Common Stock, $.0646 Par Value
	(e)	CUSIP Number 21872Q202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
David M. Knott, Dorset Management Corporation and Matterhorn Offshore Fund Limited See Rows 5 through 9 and 11 on the corresponding pages (pp. 2-4) for each reporting person.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2006
Date

/s/ David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

MATTERHORN OFFSHORE FUND LIMITED

By:	InterCaribbean Services Limited, Director

By:	/s/ Claudio Cecchini and Shendy Cras
Name:	Claudio Cecchini and Shendy Cras
Title:	Attorney-in-Fact